


SEC MAIL PROCESSING
RECEIVED
FEB 06 2006
WASH, D.C.
209
SECTION




06023846

The InterGroup Corporation

Annual Report 2005

Dear Shareholders:

Fiscal 2005 was a challenging transition year for InterGroup as the Company incurred a loss per share of $1.27 compared to diluted income per share of $1.08 for the fiscal year ended June 30, 2004. The Company's investment portfolio, real estate operations and the hotel operations of its subsidiaries all contributed to that loss. As discussed below, management has taken what it believes are important steps to address these issues and improve operating results in the future.

SECURITIES PORTFOLIO

In fiscal 2005, the Company had a loss of $7,329,000 from investment transactions compared to investment income of $8,715,000 in fiscal 2004. Like many other investors in the financial markets, our results suffered in what we believed was a very difficult and challenging economic environment. While the income generated in 2004 was substantial, we have always cautioned that we cannot always expect our future results to be as good from year to year, especially in these uncertain times. Management's philosophy has always been to look at investment results over a number of years and not any one particular period of time. Management believes that it has been successful in that approach and will continue to reposition and diversify its investments to meet the changing dynamics and challenges of the new global landscape in our efforts to maximize the return for our shareholders.

REAL ESTATE OPERATIONS

The Company recorded a loss from real estate operations of $1,723,000 for fiscal 2005 compared to a loss of $1,183,000 for fiscal 2004, including depreciation of $3,176,000 and $1,711,000 for fiscal years 2005 and 2004, respectively. The increase in the loss from real estate operations is primarily due to the increase in the non-cash amortization of an intangible asset related to the purchase of the Las Colinas property to $555,000 from $110,000 and a loss on early extinguishment of debt of $160,000, partially offset by the overall decrease in operating expenses as a percentage of rental income to 42% from 46%.

Rental income increased to $12,966,000 from $9,926,000 due the inclusion of a full year's of rental income from the 358-unit Las Colinas, Texas property purchased in April 2004. The increase in the mortgage interest and depreciation expenses is the result of the full year operation of the Las Colinas, Texas property in the current year. These expenses, as a percentage of rental income, are consistent with the prior year. Real estate taxes increased as a percentage of income to 15% from 10% as the result of the recent purchase of the Las Colinas, Texas property. Properties purchased recently have a higher taxable basis for the purposes of calculating real estate taxes as compared to older properties.

In August 2004, the Company purchased an approximately two acre parcel of unimproved land in Kihei, Maui, Hawaii for $1,467,000. The land was purchased as an investment and the Company intends to pursue entitlements for possible development.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain on sale of real estate of $6,006,000 and received net proceeds of $1,409,000 after selling costs and attorney's fees and the repayment of the of the related mortgage in the amount of $9,864,000.

In August 2005, subsequent to our fiscal 2005 year end, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000 and realized a net loss on the sale of real estate of $24,000. The Company received net proceeds of $1,664,000 after selling costs and attorney's fees and the repayment of the mortgage note in the amount of $2,186,000. The Company will continue to evaluate all of its real estate and will identify for disposal those properties that are underperforming or that do not conform to our strategic real estate objectives.

In August 2005, the Company entered into an agreement with a third party property management company for the management of all of its California residential rental properties. Management believes that such an agreement will bring greater resources to the Company for the day to day operations of those properties and will provide management with more time to concentrate on strategic planning and decision making related to its real estate portfolio. The Company will also explore third party management agreements and other ways to improve the operations of its out-of-state properties.

HOTEL OPERATIONS

Fiscal 2005 was also an important and successful transition period for the hotel operations of the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc. Working closely in conjunction with our other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership"), management made significant progress in the repositioning the Partnership's San Francisco hotel asset. The Partnership was able to secure a new international hotel brand and begin a major renovation of the hotel, while at the same time obtaining the necessary financing for the project. This significant undertaking did not come without sacrifices and lean times from the operations of hotel as the Company recorded a loss in equity in net income of Justice Investors of $2,303,000 for fiscal 2005 compared net income of $3,136,000 in fiscal 2004.

Following the termination of the lease of the hotel to Felcor Lodging Trust, Inc. on June 30, 2004, Justice assumed the role as owner-operator of the property. To assist in the day-to-day operations of the hotel, Justice entered into a third party management agreement with Dow Hotel Company, effective July 1, 2004. While the termination of the hotel lease eliminated the guarantee of a minimum rent, management believed that the risks and uncertainties associated with the Partnership assuming the role of an owner-operator are outweighed by the greater potential for future income. The termination of the hotel lease also made it possible for the Partnership to seek a new franchise agreement for the hotel. Those efforts were successful and culminated with Justice entering into a Franchise License Agreement, on December 10, 2004, for the right to operate the hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton brand standards. Those renovations were required to be completed so that the hotel could commence operations no later than June 1, 2006.

The Partnership's initial plan was to continue to operate the hotel as a Holiday Inn Select brand hotel during most of the renovation period. However, after considering numerous factors, including the scope of the work in the common areas, engineering factors and potential environmental and safety issues and the operating costs to remain open during construction, the Partnership decided that it was preferable to temporarily close the hotel on May 31, 2005. Management also believed that the hotel could not continue to be competitive under the conditions it operated as a Holiday Inn Select brand hotel.

We believe that the closing of the hotel proved to be the right business decision. With the financing in place and construction not having to be staged around an ongoing hotel operation, the renovations proceeded at a record pace. As a result of that decision and the efforts of Portsmouth's Special Hotel

Committee, working in conjunction with the managing general partner of Justice, the hotel should be substantially complete and open as the "Hilton San Francisco Financial District" in January 2006 and be fully finished in February 2006. That is four months sooner than the June 1, 2006 opening date required by the Hilton Franchise Agreement.

At a renovation cost of approximately $35 million, the newly opened Hilton hotel will have 549 well appointed guestrooms and luxury suites with bay or city views, featuring large working desks, ergonomic chairs, wired and wireless high-speed Internet access, and "The Suite Dreams" beds by Hilton, complete with duvet, down comforter and jumbo size pillows. The newly redesigned meeting rooms and ballroom will accommodate meetings and events for up to 500 people with video conferencing and premium audio/visual equipment. A new business center and fitness center are additional amenities. Our Hilton hotel also has the only hotel day spa (Tru Spa) in the Financial District. An inviting entryway integrated into the lobby, as well as the new restaurant "Seven Fifty" and lounge, with a dramatic fireplace treatment, are expected to bring a new level of excitement and service to the guests of the hotel. Management believes that the new Hilton hotel will now be able to directly compete with all hotels in the Financial District.

With the renovation and opening of the Hilton San Francisco Financial District hotel, management believes that the Company is well positioned for financial growth in the future. While the repositioning of the hotel was an important step in that direction, we need to continue with our diligent efforts to see that the hotel is an operational success and generates the revenues and income we expect it to produce. Portsmouth's Special Hotel Committee will continue to work closely with the managing general partner of Justice to see that the hotel realizes its full potential. Management believes that, with those efforts, the strength of the Hilton Brand and the expertise of Dow Hotel Company, we will achieve that goal.

CONCLUSION

InterGroup has made significant strides in the past two years as the Company continues to build long-term values on a per share basis for our shareholders. It has not always been easy, as the Company's real estate operations and securities portfolio continue to face significant challenges. However we believe that management has made, and will continue to make, the difficult choices necessary to position the Company for long term growth rather than interim average returns.

An example of that business strategy was the decision to shut down the hotel operations of its subsidiaries to complete the necessary renovation work to convert the hotel to a Hilton. The safe and conventional wisdom would have been to keep the hotel open on a modified basis to maintain a revenue stream and to keep a current guest customer base. Instead, the Partnership took the bold step of ceasing hotel operations so that the renovation work could proceed as quickly as possible. As a result, a comprehensive renovation project is expected to be completed in record time with our new Hilton hotel positioned to compete with all of the hotels in the Financial District.

We have also continued to reevaluate our entire real estate portfolio and intend to make any changes necessary to make it more productive in the future. We have started a process of selling some of our properties that are either underperforming or that we consider to have reached their economic maturity. The Company will also continue to look for ways to better and more efficiently manage its properties, utilizing third party professional management companies and by restructuring our real estate operations where appropriate.

We believe that the U.S. markets will face a much more challenging economic environment in 2006 then in the last couple of years and more opportunities should be able to be identified in international economies. We will continue to grow and to diversify our investments as the world economies become more interdependent. We will look both domestically and internationally as we endeavor to expand and seek opportunities for our investment portfolio. We are identifying and exploring investments in Europe, Eastern Europe, the Middle East, Asia, Africa and South America that meet our economic parameters and social objectives. That is not to say that we will not be able to find opportunities in certain niche areas of industry segments in the United States that are facing significant challenges. We believe one of those opportunistic areas is the domestic automotive industry where its troubles are reflected in recent historically depressed stock prices and valuations for many of the companies associated with that industry. We have also been looking for opportunities in the communication field. Due to a convergence of various factors not directly related to the business, many companies are misunderstood and undervalued by investors who are more focused on the hole rather than the donut. These situations create potential opportunities for the discerning investor. We believe one such example is Verizon, which we think has created the possibility of transforming itself into a communication/entertainment giant.

We have always believed that stock price performance is ultimately a reflection of business performance and it is that philosophical perspective that will continue to guide our business practices. The many loyal shareholders that have been with us for some time, have seen multifold increases in the Company's stock price since current management became involved in September 1984, especially when you consider the numerous stock splits that the Company has implemented over the years. During fiscal 2005, we saw our stock trade as high as $19.10 compared to a high of $13.33 in fiscal 2004. We believe that the intrinsic values we are creating will ultimately be reflected in our stock price and our shareholders appropriately rewarded for their loyalty.

Our Fiscal 2005 Annual Meeting will mark the end of the term of one of our most distinguished directors. Mildred Bond Roxborough has served as a director for more than twenty years and we all will miss her wisdom, compassion and expertise. I feel especially fortunate to have been the beneficiary of Mildred's advice and counsel over the years. Although she is retiring as a director at the age of 78, she remains active with the NAACP and community organizations and continues with her efforts to make the world a better place. In recognition of her years of service and many contributions to the Company, the Board of Directors has bestowed upon Ms. Roxborough the honorary title of "Director Emeritus".

I would also like to thank our dedicated Board of Directors, the members of our management team and our employees. They have worked hard and have made significant sacrifices during this important transition period. However, our work is not done. While we have set a course that we believe will build greater intrinsic values for the Company and its shareholders, we need to remain dedicated to bring our plans to fruition and to result in greater operational success. We believe that we are up to that challenge, and appreciate your continued support.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30,			
	2005		2004	
Net income (loss)	$	(3,128,000)	$	3,071,000
Basic income (loss) per share	$	(1.27)	$	1.22
Diluted income (loss) per share	$	(1.27)	$	1.08
Weighted average number of shares outstanding		2,453,544		2,518,124
Diluted weighted average number of shares outstanding		2,821,044		2,836,124
Shareholders' equity	$	12,141,000	$	16,309,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The InterGroup Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The InterGroup Corporation at June 30, 2005, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company has restated its June 30, 2003 shareholders' equity.

PricewaterhouseCoopers LLP

Irvine, California
October 17, 2005

CONSOLIDATED BALANCE SHEET ■

	June 30, 2005
ASSETS	
Investment in real estate, at cost:	
Land	$ 22,899,000
Buildings, improvements and equipment	67,278,000
Less: accumulated depreciation	(19,235,000)
	70,942,000
Property held for sale or development	14,924,000
	85,866,000
Investment in Justice Investors	9,522,000
Cash and cash equivalents	868,000
Restricted cash	2,981,000
Investment in marketable securities	24,033,000
Prepaid expenses and other assets	4,035,000
Total Assets	$ 127,305,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Mortgage notes payable	$ 80,432,000
Due to securities brokers	6,726,000
Obligation for securities sold	5,257,000
Line of Credit	6,313,000
Accounts payable and other liabilities	3,512,000
Deferred income taxes	6,300,000
Total Liabilities	108,540,000
Minority Interest	6,624,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,193,745 shares issued and 2,420,186 outstanding	21,000
Additional paid-in capital	8,686,000
Retained earnings	11,273,000
Treasury stock, at cost, 773,559 shares	(7,839,000)
Total Shareholders' Equity	12,141,000
Total Liabilities and Shareholders' Equity	$ 127,305,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended June 30,	*2005*	*2004*
Real estate operations:		
Rental income	$ 12,966,000	$ 9,926,000
Rental expenses:		
Property operating expense	(5,701,000)	(4,933,000)
Mortgage interest expense	(3,818,000)	(3,120,000)
Real estate taxes	(1,994,000)	(1,123,000)
Depreciation	(2,461,000)	(1,822,000)
Amortization	(555,000)	(111,000)
Loss on early extinguishment of debt	(160,000)	-
Loss from real estate operations	(1,723,000)	(1,183,000)
Equity in net income (loss) of Justice Investors	(2,303,000)	3,136,000
Investment transactions:		
Net investment gains (losses)	(4,874,000)	13,722,000
Impairment loss on other investments	(740,000)	(1,155,000)
Dividend and interest income	942,000	777,000
Margin interest and trading expenses	(2,657,000)	(4,629,000)
Income (loss) from investment transactions	(7,329,000)	8,715,000
Other income (expense):		
General and administrative expense	(1,460,000)	(1,892,000)
Other income	121,000	143,000
Other expense	(1,339,000)	(1,749,000)
Income (loss) before provision for income tax and minority interest	(12,694,000)	8,919,000
Provision for income tax benefit (expense)	4,678,000	(3,729,000)
Income (loss) before minority interest	(8,016,000)	5,190,000
Minority interest benefit (expense), net of tax	1,443,000	(1,821,000)
Net income (loss) from continuing operations	$ (6,573,000)	$ 3,369,000
Discontinued operations:		
Net loss on discontinued operations	$ (614,000)	$ (512,000)
Gain on sale of real estate	6,069,000	-
Provision for income tax benefit (expense)	(2,010,000)	214,000
Income (loss) from discontinued operations	$ 3,445,000	$ (298,000)
Net income (loss)	$ (3,128,000)	$ 3,071,000
Income (loss) per share from continuing operations		
Basic	$ (2.68)	$ 1.34
Diluted	$ (2.68)	$ 1.19
Income (loss) per share from discontinued operations		
Basic	$ 1.40	$ (0.12)
Diluted	$ 1.22	$ (0.12)
Net income (loss) per share		
Basic	$ (1.27)	$ 1.22
Diluted	$ (1.27)	$ 1.08
Weighted average number of shares outstanding	2,453,544	2,518,124
Diluted weighted average number of shares outstanding	2,821,044	2,836,124

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (Restated)	Treasury Stock	Total
Balance at June 30, 2003	$ 21,000	$ 8,686,000	$ 11,330,000	$ (6,390,000)	$ 13,647,000
Net income			3,071,000		3,071,000
Purchase of treasury stock				(409,000)	(409,000)
Balance at June 30, 2004	21,000	8,686,000	14,401,000	(6,799,000)	16,309,000
Net loss			(3,128,000)		(3,128,000)
Purchase of treasury stock				(1,040,000)	(1,040,000)
Balance at June 30, 2005	$ 21,000	$ 8,686,000	$ 11,273,000	$ (7,839,000)	$ 12,141,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the year ended June 30,	*2005*	*2004*
Cash flows from operating activities:		
Net income (loss)	$ (3,128,000)	$ 3,071,000
Adjustments to reconcile net income (loss)		
to cash provided by operating activities:		
Depreciation of real estate	2,461,000	1,822,000
Depreciation - discontinued operations	443,000	893,000
Amortization of intangible asset	555,000	111,000
Gain on sale of real estate	(6,069,000)	-
Loss on early extinguishment of debt	160,000	-
Equity in net loss (income) of Justice Investors	2,303,000	(3,136,000)
Net unrealized loss (gain) on investments	7,734,000	(4,181,000)
Impairment loss on other investments	740,000	1,155,000
Minority interest expense (benefit)	(1,443,000)	1,821,000
Changes in assets and liabilities:		
Restricted cash	572,000	(42,000)
Prepaid expenses and other assets	1,204,000	789,000
Investment in marketable securities	34,632,000	(7,289,000)
Other investments	(1,716,000)	(2,815,000)
Accounts payable and other liabilities	(958,000)	47,000
Due to securities broker	(15,719,000)	2,124,000
Obligations for securities sold	(16,328,000)	5,096,000
Deferred taxes	(1,516,000)	1,863,000
Net cash provided by operating activities	3,927,000	1,329,000
Cash flows from investing activities:		
Net proceeds from the sale of real estate	11,273,000	-
Investment in real estate	(1,467,000)	(27,180,000)
Purchase of intangible asset	-	(666,000)
Additions to buildings, improvements and equipment	(2,920,000)	(2,152,000)
Investment in Santa Fe	(197,000)	(1,031,000)
Investment in Portsmouth	(1,499,000)	(210,000)
Distributions from Justice Investors	-	953,000
Net cash provided by (used in) investing activities	5,190,000	(30,286,000)
Cash flows from financing activities:		
Borrowings from mortgage notes payable	6,703,000	31,656,000
Principal payments on mortgage notes payable	(16,002,000)	(8,201,000)
Borrowings from line of credit	1,313,000	5,000,000
Dividends paid to minority shareholders	-	(171,000)
Purchase of treasury stock	(1,040,000)	(409,000)
Net cash provided by (used in) financing activities	(9,026,000)	27,875,000
Net increase (decrease) in cash and cash equivalents	91,000	(1,082,000)
Cash and cash equivalents at beginning of period	777,000	1,859,000
Cash and cash equivalents at the end of period	$ 868,000	$ 777,000

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Business and Significant Accounting Policies and Practices

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2005 and 2004, the Company had the power to vote 76.9% and 75.2%, respectively, of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). Those percentages include the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI), which derives its revenue primarily as a general partner and a 49.8% limited partner in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). Justice owns the land, improvements and leaseholds formerly known as the Holiday Inn Select Downtown & Spa, a 565-room hotel in San Francisco, California (the "Hotel").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are stated at cost. Depreciation of buildings, improvements and equipment is provided on the straight-line method based upon estimated useful lives of five to forty years for buildings and improvements and five to ten years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded for the year ended June 30, 2005 and 2004.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. Those investments in non-marketable securities are carried at the lower of cost or estimated fair value on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in earnings.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Rental Income

Rental income is recognized as earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by statutory tax rates. Deferred tax expense is the result of changes in the asset and/or liability for deferred taxes.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, mortgage notes payable, amounts due securities brokers and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Stock-Based Compensation Plans

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 148). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans. For options issued in fiscal years 2005 and 2004, options are vested as of the grant date. Had the Company determined compensation cost based on the fair value for its stock options at grant date (based on 16,500 and 15,000 in fiscal years 2005 and 2004, respectively), net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts as follows:

	2005	2004
Net income	$ (3,128,000)	$ 3,071,000
Stock based employee compensation expense*	(77,000)	(64,000)
Pro forma net income	$ (3,205,000)	$ 3,007,000
Earnings per share:		
Basic as reported	$ (1.27)	$ 1.22
Basic pro forma	$ (1.31)	$ 1.19
Diluted as reported	$ (1.27)	$ 1.08
Diluted pro forma	$ (1.31)	$ 1.05

*Determined under the fair value based on method for awards net of related tax effects (40%).

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

The difference between the net income as reported and the pro forma net income is due to subtraction of the fair market value (net of tax effect) of the vested stock options of $129,000 and $107,000, respectively, for the fiscal years ended June 30, 2005 and 2004.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for 2005; risk-free interest rate of 3.87%; dividend yield of 0%; expected Common Stock market price volatility factor of 24.60; and a weighted-average expected life of the options of 10 years. The weighted-average fair value of options granted in fiscal years 2005 and 2004 were $7.83 and $7.12 per share, respectively. The aggregate fair value of the options granted in fiscal years 2005 and 2004 were $129,000 and $107,000 respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As of June 30, 2005, the Company had 367,500 stock options that were considered potentially dilutive common shares and 25,500 stock options that were considered anti-dilutive. These amounts were included in the calculation for diluted earnings per share.

Note 2 - Investment in Real Estate

At June 30, 2005, the Company's investment in real estate consisted of twenty six properties located throughout the United States. These properties include twenty two apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. Twenty one of the twenty two apartment complexes are completed, operating properties. The one non-operating apartment complex is undergoing a major renovation.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain of $6,006,000 and received net proceeds of $11,273,000 after selling costs and attorneys' fees.

Under the provisions of the Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, for properties disposed of during the year or for properties for which the Company actively markets for sale at a price that is reasonable in relation to its market value, the properties are required to be classified as held for sale on the balance sheet and accounted for under discontinued operations in the statement of operations. The revenues and expenses from the operation of these properties have been reclassified from continuing operations for the year ended June 30, 2005 and 2004 and reported as income from discontinued operations in the consolidated statements of operations.

Note 2 - Investment in Real Estate: (Continued)

As of June 30, 2005, the Company had six properties held for sale, two of the properties are located in Texas and the remaining four are located in California. The two Texas properties were sold in September 2004 and August 2005, respectively. The revenues and expenses from the operation for these six properties have been reclassified from continuing operations for the year ended June 30, 2005 and 2004 and reported as income from discontinued operations in the consolidated statements of operations.

Revenues and expenses from the operation of these properties for the year ended June 30, 2005 and 2004 are summarized as follows:

For the year ended June 30,	2005	2004
Revenues	$ 1,728,000	$ 3,831,000
Expenses	(2,342,000)	(4,343,000)
Net loss	$ (614,000)	$ (512,000)

Depreciation expense for the year ended June 30, 2005 and 2004, was $443,000 and $893,000, respectively.

In August 2004, the Company purchased an approximately two acre parcel of unimproved land in Kihei, Maui, Hawaii for $1,467,000. The land is included in property held for sale or development on the balance sheet.

In April 2004, the Company purchased a 358-unit apartment complex in Los Colinas, Texas for $27,145,000 in a tax-deferred exchange with the St. Louis, Missouri property sold in August 2001. To finance the purchase, the Company obtained a nine year $20,000,000 mortgage note. In accordance with SFAS 141, "Business Combinations," the acquisition value was allocated to the land and building utilizing an "as if vacant" methodology, with the balance of the purchase price allocated to identifiable intangible assets. Identifiable intangible assets relate to the value of the in-place operating leases and comprise: (i) origination value, which represents the "cost avoidance" value associated with acquired in-place leases; and (ii) value of the renewal of in-place leases, which represents the estimated loss of revenue and costs incurred to renew the operating leases following its expiration. The origination value and the value of the renewal of in-place tenant leases are recorded as a deferred charge and are amortized over the remaining lease term of twelve months.

Based on this valuation, the purchase price and closing costs were allocated as follows:

Land	$ 4,050,000
Building	22,429,000
Intangible asset - origination costs	206,000
Intangible asset – renewal lease-up costs	460,000
	$ 27,145,000

During the year ended June 30, 2005 and 2004, the Company recorded an amortization expense associated with these intangible assets in the amount of $555,000 and $111,000, respectively.

Note 3 - Marketable Securities and Other Investments

At June 30, 2005, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included earnings. As of June 30, 2005, trading securities are summarized as follows:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 21,701,000	$ 3,991,000	$ (1,659,000)	$ 2,332,000	$24,033,000

Of the gross unrealized loss of $1,659,000, $1,291,000 of the loss is related to securities held for over one year.

As of June 30, 2005, the Company had net other investments of $2,168,000. This balance includes $4,063,000 in other investment, net an impairment loss of $1,895,000. Included in the prepaid expenses and other assets of $4,035,000 are other investments of $2,168,000.

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2005, the Company had obligations for securities sold (equities short) of $5,257,000 and had no naked short positions.

For the year ended June 30, 2005, net losses on marketable securities of $4,874,000 included net unrealized losses of $7,734,000 and net realized gains of $2,860,000. For the year ended June 30, 2004, net investment gains of $13,722,000 included net unrealized gains of $4,181,000 and net realized gains of $9,541,000.

Note 4 - Investment in Justice Investors

The consolidated accounts include a 49.8% interest in Justice Investors through the Company's interest in Santa Fe. Justice owns the land, improvements and leaseholds formerly known as the Holiday Inn Select Downtown & Spa, a 565-room hotel in the financial district of San Francisco, California. Portsmouth is both a general and limited partner in Justice and oversees operations and shares management responsibilities with the other general partner. Portsmouth records its investment in Justice on the equity basis.

The Company amortizes the step up in the asset values which represents the access purchase price over the underlying book value and is allocable to the depreciable assets of its investment in Justice Investors over 40 years, which approximates the remaining life of the primary asset, the hotel building.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

Note 4 - Investment in Justice Investors: (Continued)

Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, on June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon and from a lease on the lobby level of the Hotel to Tru Spa. The Company also derives revenue from management fees from Justice for actively managing the hotel as a general partner.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership is required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Partnership currently estimates that the cost of the renovation project will be approximately $33 million. That amount includes approximately $28 million for the actual cost of the renovations and approximately $5 million for construction interest and estimated carrying costs of operations during the renovation period. The Agreement requires that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

On March 15, 2005, the Partnership announced its decision to close down its Hotel operations on or about June 1, 2005 to complete renovations of the Hotel as required by the Hilton Agreement. It is anticipated that the Hotel will be closed for a period of approximately seven to nine months before a contemplated reopening in the early part of 2006 as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work.

Note 4 - Investment in Justice Investors: (Continued)

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2005
Assets		
Total current assets	$	1,277,000
Property, plant and equipment, net of accumulated depreciation of $13,405,000		5,003,000
Land		1,124,000
Construction in progress		7,952,000
Other assets		133,000
Total assets	$	15,489,000
Liabilities and partner's capital		
Total current liabilities	$	4,444,000
Long term debt		7,131,000
Partner's capital		3,914,000
Total liabilities and partners' capital	$	15,489,000

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the year ended June 30,		2005		2004
Hotel revenue	$	12,930,000	$	-
Hotel rent		-		2,617,000
Garage rent		1,005,000		1,274,000
Other income		53,000		5,477,000
Operating expenses		(16,218,000)		(2,506,000)
Loss on disposition of assets		(1,991,000)		-
Net income (loss)	$	(4,221,000)	$	6,862,000

Note 5 - Mortgage Notes Payable

As of June 30, 2005, the Company had mortgage debt outstanding of $80,432,000. The mortgages carry variable rates from 3.50% to 8.44% and fixed rates ranging from 4.35% to 8.23%.

In June 2005, the Company refinanced a loan in the amount of $4,006,000 on its 157-unit Florence, Kentucky property and obtained a new mortgage in the amount of $4,200,000. The loan is a 10 year fixed rate loan at 4.995%.

In September 2004, as a part of the sale of its 442-unit property in Houston, Texas, the Company paid off the related mortgage loan in the amount of $9,864,000.

Note 5 - Mortgage Notes Payable: (Continued)

In August 2004, the Company repaid a mortgage in the amount of $1,182,000 on its 54-unit multi-family apartment located in Irving, Texas. Related to the repayment of the mortgage, the Company incurred an early termination fee of $160,000.

In August 2004, to facilitate the purchase of the land in Kihei, Maui, the Company obtained a loan in the amount of $750,000. The loan is for a term of three years at a floating interest rate equal to the bank's base rate (4.75% as of June 30, 2005) plus 1%. Interest only is payable monthly.

In May 2004, the Company paid off a mortgage in the amount of $2,668,000 and obtained a new construction loan in the amount of $6,268,000 as part of a major renovation of its 30-unit apartment complex located in Los Angeles. During the year ended June 30, 2005, the Company used additional construction loan proceeds of $1,753,000 to renovate this apartment complex. As of June 30, 2005, the balance on the construction loan was $5,133,000.

In April 2004, the Company purchased a 358-unit apartment complex in Las Colinas, Texas for $27,145,000 in a tax-deferred exchange with the St. Louis, Missouri property sold in August 2001. To finance the purchase, the Company obtained a nine year $20,000,000 mortgage note with a fixed rate of 4.99%. After nine years, the loan is extendable at a variable interest rate for one additional year. For the first year of the loan, interest only payments of $86,000 per month are required.

In November 2003, the Company refinanced four mortgage loans totaling $2,457,000 and obtained four new mortgage loans totaling $3,535,000. All four loans have a fixed interest rate of 6.38% for the first ten years of the loan. After ten years, the interest rate is adjustable through maturity on December 1, 2018.

In August 2003, the Company acquired a single-family house in Los Angeles, California for $700,000. In October 2003, the Company obtained a mortgage loan of $525,000 on this unencumbered property.

Note 5 - Mortgage Notes Payable: (Continued)

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2005:

Property	Number of Units	Acquisition Date		Note Maturity Date		Mortgage Balance	Interest Rate
Los Angeles	30	May	2004	April	2006	$ 5,133,000	3.50%
Los Angeles	Office	September	2000	December	2013	791,000	6.00%
Los Angeles	24	March	2001	April	2031	1,717,000	7.15%
Los Angeles	5	July	2000	August	2030	434,000	7.59%
Los Angeles	1	November	2000	December	2030	467,000	8.44%
Kihei, Maui	Land	August	2004	August	2007	750,000	5.75%
		Total variable interest debt				**9,292,000**	
Austin	112	September	2001	September	2009	2,190,000	8.23%
Austin	249	June	2003	July	2023	7,884,000	5.46%
Florence	157	June	2005	June	2015	4,200,000	4.99%
Irving	224	July	2001	January	2008	4,185,000	7.01%
Las Colinas	358	April	2004	May	2013	19,979,000	4.99%
Morris County	151	April	2003	May	2013	10,271,000	5.43%
San Antonio	132	November	1998	December	2008	2,993,000	6.62%
St. Louis	264	June	1998	July	2008	5,454,000	6.73%
Los Angeles	31	July	2003	August	2033	4,085,000	4.35%
Los Angeles	27	October	1999	October	2029	1,837,000	7.73%
Los Angeles	14	October	1999	November	2029	1,084,000	7.89%
Los Angeles	12	November	2003	December	2018	1,027,000	6.38%
Los Angeles	9	November	1999	December	2029	810,000	7.95%
Los Angeles	8	May	2001	November	2029	565,000	7.00%
Los Angeles	7	November	2003	December	2018	1,061,000	6.38%
Los Angeles	5	November	2003	December	2018	663,000	6.38%
Los Angeles	4	November	2003	December	2018	722,000	6.38%
Los Angeles	2	February	2002	February	2032	443,000	6.45%
Los Angeles	1	October	2003	November	2033	514,000	5.75%
Los Angeles	Office	February	1999	April	2009	1,173,000	7.76%
		Total fixed interest debt				**71,140,000**	
		Total mortgage notes payable				**$ 80,432,000**	

Note 5 - Mortgage Notes Payable: (Continued)

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2005, and thereafter, are as follows:

Year ending June 30,	
2006	$ 6,256,000
2007	1,192,000
2008	2,015,000
2009	1,301,000
2010	1,296,000
Thereafter	68,372,000
Total	$ 80,432,000

At June 30, 2005, the total outstanding mortgage balance approximates the estimated fair value of the outstanding debt.

Note 6 – Line of Credit

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC"). The LOC carries a variable interest rate of 7.00%. Interest is paid on a monthly basis. The LOC and all accrued unpaid interest are due in July 2006. As of June 30, 2005, the balance of the LOC was $4,913,000.

In August 2004, the Company obtained a revolving $1,500,000 line of credit secured by its 31-unit property Los Angeles property. The LOC carries a variable interest rate of 6.75%. The LOC and all accrued unpaid interest are due in July 2006. As of June 30, 2005, the balance of the LOC was $1,400,000.

Note 7 – Prior Period Adjustment

The Company has recorded $482,000 of deferred taxes at June 30, 2003 to recognize the difference between the Company's book and tax basis on its investment in Justice Investors which arose before June 30, 2003 and were not previously recorded. This adjustment reduced shareholders' equity by $332,000 and minority interest by $150,000. The adjustment has no impact on the Company's previously reported statements of operations or statements of cash flows for the year ended June 30, 2004.

Note 8 - Income Taxes

The provision for the Company's income tax benefit (expense) is comprised of the following:

	Year ended June 30, 2005	Year ended June 30, 2004
Current tax expense	$ (299,000)	$ (711,000)
Deferred tax benefit (expense)	2,967,000	(2,804,000)
	$ 2,668,000	$ (3,515,000)

The components of the deferred tax liability as of June 30, 2005 are as follows:

Net operating loss carryforwards	$ 4,569,000
Capital loss carryforwards	374,000
State taxes	26,000
Accruals and reserves	912,000
Deferred tax assets	5,881,000
Deferred real estate gains	(8,176,000)
Book/tax difference on investment in Justice Investors	(2,172,000)
Unrealized gain on marketable securities	(880,000)
Depreciation	(773,000)
Other	(180,000)
Deferred tax liabilities	(12,181,000)
Net deferred tax liability	$ (6,300,000)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

	Year ended June 30, 2005	Year ended June 30, 2004
Income tax at federal statutory rates	$ 2,382,000	$ (2,901,000)
State income taxes, net of federal benefit	390,000	(604,000)
Dividend received deduction	196,000	(10,000)
Other adjustments	(300,000)	-
Total income tax benefit (expense)	$ 2,668,000	$ (3,515,000)

Note 8 - Income Taxes: (Continued)

As of June 30, 2005, the Company had net operating losses (NOLs) of $12,000,000 and $5,900,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for Intergroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2025.

	Federal	State
InterGroup	$ 5,400,000	$ 1,800,000
Santa Fe	4,000,000	1,700,000
Portsmouth	2,600,000	2,400,000
	$ 12,000,000	$ 5,900,000

The Company also has capital losses available for carryforward of $930,000 that expire in varying amounts through 2006.

Note 9 - Segment Information

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2005 and 2004. Operating income for rental properties consist of rental income. Operating income (loss) from Justice Investors consists of the operations of the hotel and garage included in the equity in net income (loss) of Justice Investors. Operating income (loss) for investment transactions consist of net investment gains (losses) and dividend and interest income.

Note 9 - Segment Information: (continued)

Year ended June 30, 2005	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income (loss)	$12,966,000	$(2,303,000)	$ (3,932,000)	$ -	$ 6,731,000	$ 1,728,000	$ 8,459,000
Operating expenses	(5,701,000)	-	(3,397,000)	-	(9,098,000)	(923,000)	$ (10,021,000)
Real estate taxes	(1,994,000)	-	-	-	(1,994,000)	(240,000)	$ (2,234,000)
Net operating income (loss)	5,271,000	(2,303,000)	(7,329,000)	-	(4,361,000)	565,000	(3,796,000)
Gain on sale of real estate	-	-	-	-	-	6,069,000	6,069,000
Mortgage interest expenses	(3,818,000)	-	-	-	(3,818,000)	(736,000)	(4,554,000)
Depreciation	(2,461,000)	-	-	-	(2,461,000)	(443,000)	(2,904,000)
Amort. Of intangible asset	(555,000)	-	-	-	(555,000)	-	(555,000)
Loss on early extinguishment of debt	(160,000)	-	-	-	(160,000)	-	(160,000)
General and admin. expenses	-	-	-	(1,460,000)	(1,460,000)	-	(1,460,000)
Other income	-	-	-	121,000	121,000	-	121,000
Income tax expense	-	-	-	4,678,000	4,678,000	(2,010,000)	2,668,000
Minority interest	-	-	-	1,443,000	1,443,000	-	1,443,000
Net income (loss)	$(1,723,000)	$(2,303,000)	$ (7,329,000)	$ 4,782,000	$ (6,573,000)	$ 3,445,000	$ (3,128,000)
Total assets	$70,942,000	$ 9,522,000	$ 24,033,000	$ 7,884,000	$ 112,381,000	$14,924,000	$127,305,000

Year ended June 30, 2004	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$ 9,926,000	$ 3,136,000	$ 14,499,000	$ -	$ 27,561,000	$ 3,831,000	$ 31,392,000
Operating expenses	(4,933,000)	-	(5,784,000)	-	(10,717,000)	(2,231,000)	(12,948,000)
Real estate taxes	(1,123,000)	-	-	-	(1,123,000)	(410,000)	(1,533,000)
Net operating income	3,870,000	3,136,000	8,715,000	-	15,721,000	1,190,000	16,911,000
Mortgage interest expenses	(3,120,000)	-	-	-	(3,120,000)	(809,000)	(3,929,000)
Depreciation	(1,822,000)	-	-	-	(1,822,000)	(893,000)	(2,715,000)
Amort. Of intangible asset	(111,000)	-	-	-	(111,000)	-	(111,000)
General and admin. expenses	-	-	-	(1,892,000)	(1,892,000)	-	(1,892,000)
Other income	-	-	-	143,000	143,000	-	143,000
Income tax benefit (expense)	-	-	-	(3,729,000)	(3,729,000)	214,000	(3,515,000)
Minority interest	-	-	-	(1,821,000)	(1,821,000)	-	(1,821,000)
Net income (loss)	$(1,183,000)	$ 3,136,000	$ 8,715,000	$ (7,299,000)	$ 3,369,000	$ (298,000)	$ 3,071,000
Total assets	$80,907,000	$11,327,000	$ 68,957,000	$ 6,246,000	$ 167,437,000	$ 9,235,000	$176,672,000

Note 10 - Supplemental Cash Flow Information

Cash paid for margin interest for the year ended June 30, 2005 and 2004 was $904,000 and $1,437,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2005 and 2004 was $4,554,000 and $3,473,000, respectively. For the year ended June 30, 2005, the Company paid income taxes of $113,000. For the year ended June 30, 2004, the Company paid income taxes of $279,000.

Note 11 - Stock Option Plans

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 150,000. During fiscal years 2005 and 2004, the Company granted stock options of 15,000 shares in each respective year, to the directors of the Company. These options have exercise prices of $11.75 and $9.52 per share, respectively. All 15,000 options granted during the year ended June 30, 2005 and 2004 were vested. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000. On December 22, 1998, the Board of Directors of the Company granted a total of 225,000 stock options to the President and Chairman of the Company at an exercise price of $7.92 per share. As of June 30, 2005, all 225,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2005 and 2004 are as follows:

	Number of Shares	Weighted Average Exercise Price
Unexercised options outstanding at June 30, 2003:	363,000	$ 9.59
Granted	15,000	$ 9.52
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2004:	378,000	$ 9.58
Granted	15,000	$ 11.75
Exercised	-	-
Forfeited	-	-
Unexercised options outstanding at June 30, 2005:	393,000	$ 9.66

As of June 30, 2005, 10,500 of the total 393,000 unexercised options outstanding were not yet vested.

Note 11 - Stock Option Plans: (Continued)

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2004	$7.92 - $29.63	$9.58	5.00 years
June 30, 2005	$7.92 - $29.63	$9.66	4.23 years

Note 12 - Commitments and Contingencies:

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 13 - Related Party Transactions

Gary N. Jacobs, a Director of the Company, is of Counsel to the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Through May 31, 2000 he was a senior partner of said firm, which provides legal services to the Company when needed. During the year ended June 30, 2005, the Company made payments of approximately $44,000 to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, $38,000 of which was incurred in fiscal 2004.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

On July 18, 2003, the Company's subsidiaries established a performance based compensation program for the Company's CEO, John V. Winfield, to keep and retain his services as a direct and active manager of the securities portfolios of those companies. On January 12, 2004, the disinterested members of the Securities Investment Committee of InterGroup also established a performance based compensation program for Mr. Winfield, which was ratified by the Board of Directors. The Company's previous experience and results with outside money managers was not acceptable. Pursuant to the criteria established the Board of Directors, Mr. Winfield is entitled to performance compensation for his management of the securities portfolios of the Company and its subsidiaries equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published by the Wall Street Journal) plus 2%. Compensation amounts are earned, calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the companies have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be modified or terminated at the discretion of the respective Boards of Directors.

Note 13 - Related Party Transactions: (Continued)

For the fiscal years ended June 30, 2005 and 2004, Mr. Winfield received, in the aggregate, performance based compensation in the amounts of $320,000 and $2,077,000, respectively. Of the total amount of the bonus for fiscal 2005, $57,000 was paid by Santa Fe and $4,000 was paid by Portsmouth. For fiscal 2004, $211,000 was paid by Santa Fe and $407,000 was paid by Portsmouth. The performance based compensation was approved by the disinterested members of the respective Boards of Directors of the Company and its subsidiaries.

Note 14 - Subsequent Events:

In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000.

On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,100, calculated on a 360 month amortization schedule. The Loan is secured by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate equal to either The Wall Street Journal Prime Rate or LIBOR + 2%, as selected by Justice, and is secured by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term unsecured line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest.

INTRODUCTION

The discussion below and elsewhere in the Report includes forward-looking statements about the future business results and activities of the Company, which, by their very nature, involve a number of risks and uncertainties. When used in this discussion, the words "estimate", "project", "anticipate" and similar expressions, are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and the securities markets, changes in general economic conditions, local real estate markets, and competition, as well as uncertainties relating to uninsured losses, securities markets, and litigation, including those discussed below that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS

In August 2005, the Company sold its 112-unit apartment complex located in Austin, Texas for $4,400,000.

On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,100, calculated on a 360 month amortization schedule. The Loan is secured by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate equal to either The Wall Street Journal Prime Rate or LIBOR + 2%, as selected by Justice, and is secured by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term unsecured line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest.

Justice believes that the Prudential Loan and the LOC will provide sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton. Justice also believes that it will be able to meet is debt service and operating capital needs through the reopening of the Hotel in the early part of 2006.

RESULTS OF OPERATIONS

For the Year Ended June 30, 2005 as compared to June 30, 2004.

The Company had a net loss of $3,128,000 for the year ended June 30, 2005 compared to net income of $3,071,000 for the year ended June 30, 2004. The significant change is primarily attributable to the change in the net investment gains(losses) from marketable securities, the change in the equity in net income(loss) of Justice Investors and the increase in the loss from real estate operations. These changes were partially offset by the gain on sale of real estate in the current fiscal year, the decrease in margin interest and trading expenses, the reduction in the impairment loss on other investments, the decrease in general and administrative expenses, the change in the tax provision from a tax expense to a tax benefit and the change in the minority interest.

The loss from real estate operations increased to $1,723,000 for the year ended June 30, 2005 from $1,183,000 for the year ended June 30, 2004 primarily due to the increase in the amortization of the intangible asset to $555,000 from $111,000, the loss on early extinguishment of debt of $160,000 recognized in the current year partially offset by the overall decrease in operating expenses as a percentage of rental income to 42% from 46%. Rental income increased to $12,966,000 from $9,926,000 due the inclusion of a full year's of rental income from the 358-unit Las Colinas, Texas property purchased in April 2004. The increase in the amortization of the intangible asset to $555,000 from $111,000 is due to the 10 months of amortization expense recorded in the current year as compared to 2 months recorded in the comparable prior year. This intangible asset was acquired along with the purchase of the Las Colinas, Texas property. The $160,000 loss on early termination of debt in the current year is related to the early pay-off of a $1,182,000 mortgage on the Company's 54-unit property located in Irving, Texas in August 2004. The increase in the mortgage interest and depreciation expenses is the result of the full year operation of the Las Colinas, Texas property in the current year. These expenses as a percentage of rental income are consistent with the prior year. Real estate taxes increased as a percentage of income to 15% from 10% as the result of the recent purchase of the Las Colinas, Texas property. Properties purchased recently have a higher taxable basis for the purposes of calculating real estate taxes as compared to older properties.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain on sale of real estate of $6,006,000. This gain is reported under discontinued operations on the statement of operations.

Equity in net income (loss) of Justice Investors changed to a loss of $2,303,000 for the year ended June 30, 2005 compared to income of $3,136,000 for the year ended June 30, 2004. Effective July 1, 2004, Justice became the owner operator of the Hotel rather than a lessor. Thus, Partnership net income for fiscal 2005 includes the direct operating results of the Hotel, whereas in the prior year, Justice received rental income from Felcor pursuant to a lease. The net operating loss from the hotel for fiscal 2005 was approximately $1,734,000, while the Partnership received approximately $2,617,000 in rent from the Hotel lease in fiscal 2004. Also, during fiscal 2004, a $5,000,000 settlement payment was made to Justice from the Hotel lessee to resolve disputes regarding certain obligations of Felcor and others under the terms of the Hotel Lease. In addition, Justice received a payment in December 2003 from the hotel lessee in the amount $296,000 for part of the replacement costs of the sloped window system of the Hotel. Those two nonrecurring payments were included as other income by Justice in fiscal 2004.

During fiscal 2005, the Justice also recorded a $1,991,000 loss on disposition of assets as the Hotel was closed for major renovations on May 31, 2005. It is anticipated that the Hotel will be closed until the first part of calendar year 2006 before it reopens as the "Hilton San Francisco Financial District". The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, will remain open during the renovation work. Partnership rental income from the parking garage decreased to approximately $1,005,000 in fiscal 2005 from approximately $1,274,000 in fiscal 2004, primarily due to the closure of the Hotel for the last month of the fiscal year and lower Hotel occupancy rates in fiscal 2005. A further drop off in garage rental income is expected while the Hotel is being renovated, with an anticipated increase in garage rental income after the Hotel reopens as a Hilton.

Net investment gains (losses) on marketable securities changed to net losses of $4,874,000 for the year ended June 30, 2005 from net gains of $13,722,000 for the year ended June 30, 2004 as result of the significant decline in the market value of the Company's investment portfolio during the current year. For the year ended June 30, 2005, the Company had net unrealized losses of $7,734,000 and net realized gains of $2,860,000. For the year ended June 30, 2004, the Company had net unrealized gains of $4,181,000 and realized gains of $9,541,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2005, the Company recorded impairment losses of $740,000 on other investments that were considered permanently impaired. In the comaparable year, the Company recorded a impairment losses of $1,155,000 related to other investments. These investments were determined to be impaired after review of their most recent financial statements and news releases.

Margin interest and trading expenses decreased to $2,657,000 from $4,629,000 primarily due to the decrease in the performance bonus granted to the Company's CEO based on the results of the Company's investment portfolio and the decrease in margin interest expense. During the year ended June 30, 2005, the CEO earned a performance bonus of $320,000 compared with $2,077,000 in the prior year. Margin interest expense also decreased to $904,000 from $1,437,000 in the prior year.

General and administrative expenses decreased to $1,460,000 from $1,892,000 as the result of management's effort to cut expenses across the board by reducing administrative staff, accounting related expenses and other general and administrative expenses.

The provision for income tax expense changed to a net tax benefit of $2,668,000 from a net tax expense of $3,515,000 as the result of the significant before tax loss of $7,239,000 incurred in the current year as compared to the significant pretax income of $8,407,000 generated in the prior year.

Minority interest expense(benefit) changed to a benefit of $1,443,000 from an expense of $1,821,000 as a result of significant loss incurred by the Company's subsidiary, Santa Fe during the current year as compared to income earned in the prior comparable year.

MARKETABLE SECURITIES

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines from time to time.

The Company's investment portfolio is diversified with 63 different equity securities. The Company has four individual positions that comprise more than 5% of the equity value of the portfolio with the largest being 15.3% of the value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. As of June 30, 2005, the market value of the Company's marketable securities was $24,033,000.

The Company may also invest, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2005, the Company had obligations for securities sold (equities short) of $5,257,000 and had no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2005, the Company had a margin balance of $6,726,000 and incurred $904,000 and $1,437,000 in margin interest expense during the year ended June 30, 2005 and June 30, 2004, respectively.

The following table shows the composition of the Company's marketable securities by selected industry groups as of June 30, 2005.

Industry Group	Market Value	% of Total Investment Securities
Telecommunications and media	$ 7,303,000	30.4%
Insurance and banks	5,262,000	21.9%
REITs, lodging, home builders and hotels	3,494,000	14.5%
Chemicals, building materials, machinery, mining and paper	2,603,000	10.8%
Electric, pipelines, oil and gas	1,739,000	7.2%
Retail, restuarants and consumer goods	1,016,000	4.3%
Other	2,616,000	10.9%
	$ 24,033,000	100.0%

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the year ended June 30, 2005 and 2004.

	2005	2004
Net investment gains (losses)	$ (4,874,000)	$ 13,722,000
Impairment loss on other investments	(258,000)	(1,155,000)
Dividend and interest income	942,000	777,000
Margin interest	(904,000)	(1,437,000)
Trading expenses	(1,753,000)	(3,192,000)
Total investment income (loss)	$ (6,847,000)	$ 8,715,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are generated primarily from its real estate activities, sales of investment securities and borrowings related to both. The Company generated cash flow of $3,927,000 from operating activities, generated net cash flow of $5,190,000 from investing activities, and used net cash flow of $9,026,000 for financing activities during the year ended June 30, 2005.

In September 2004, the Company sold its 442-unit multi-family apartment complex located in Houston, Texas for $11,850,000. The Company realized a gain of $6,006,000 and received net proceeds of $11,273,000 after selling costs and attorneys' fees. As a part of the sale of property, the Company paid off the related mortgage loan in the amount of $9,864,000.

In August 2004, the Company purchased an approximately two acre parcel of unimproved land in Kihei, Maui, Hawaii for $1,467,000. The land is included property held for development on the balance sheet. To facilitate the purchase of the land, the Company obtained a loan in the amount of $750,000. The loan is for a term of three years at a floating interest rate equal to the bank's base rate (4.75% as of June 30, 2005) plus 1%. Interest only is payable monthly.

During the year ended June 30, 2005, the Company improved properties in the aggregate amount of $2,922,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

During the year ended June 30, 2005, the Company purchased 48,400 shares of Portsmouth stock for a total investment of $1,499,000.

During the year ended June 30, 2005, the Company purchased 20,268 shares of Santa Fe stock for a total investment of $197,000.

During the year ended June 30, 2005, the Company had new borrowings in the form of mortgages totaling $6,703,000 and made principal payments on mortgages totaling $16,002,000. The Company also borrowed from a line of credit in the amount of $1,313,000.

In June 2005, the Company refinanced a loan in the amount of $4,006,000 on its 157-unit Florence, Kentucky property and obtained a new mortgage in the amount of $4,200,000. The loan is a 10 year fixed rate loan at 4.995%.

During the year ended June 30, 2005, the Company used additional construction loan proceeds of $1,753,000 renovate its 30-unit apartment located in Los Angeles, California. As of June 30, 2005, the balance on the construction loan was $5,133,000.

In August 2004, the Company repaid a mortgage in the amount of $1,182,000 on its 54-unit multi-family apartment located in Irving, Texas. Related to the repayment of the mortgage, the Company incurred an early termination fee of $160,000.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2005, the Company acquired an additional 76,500 shares of its Common Stock for $1,040,000. Approximately 96,000 shares remain eligible for the Company to repurchase under that authorization.

Subsequent to the fiscal year end, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000 on July 27, 2005. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,100, calculated on a 360 month amortization schedule. The Loan is secured by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank. The term of the LOC is for 60 months at an annual interest rate equal to either the Wall Street Journal Prime Rate or LIBOR + 2%, as selected by Justice, and is secured by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due at maturity.

From the proceeds of the Prudential Loan, the Partnership retired its existing line of credit in the approximate amount of $7,436,000, including accrued interest, and paid off a short term unsecured line of credit from United Commercial Bank in the amount of $2,007,000, including accrued interest.

The Justice believes that the Prudential Loan and the LOC will provide sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton. Justice also believes it will be able to meet is debt service and operating capital needs through the reopening of the Hotel in the early part of 2006.

That additional amount of leverage related to the Prudential Loan and the utilization of the LOC and the associated debt service will create additional risk for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. The Partnership does not anticipate paying any partnership distributions until some time after operations commence under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

Management anticipates that the net cash flow generated from future operating activities will be sufficient to meet its operating and long-term debt service requirements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations and commercial commitments are its mortgages. The annual principal payments on the mortgages for the five-year period and thereafter commencing July 1, 2005 are approximately as follows:

For the year ending June 30,		Amount
2006	$	6,256,000
2007		1,192,000
2008		2,015,000
2009		1,301,000
2010		1,296,000
Thereafter		68,372,000
Total	$	80,432,000

IMPACT OF INFLATION

The Company's residential and commercial rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

The Company's revenue from its interest in Justice Investors is primarily dependent on hotel revenues. Hotel room rates are typically impacted by supply and demand factors, not inflation, because rental of a hotel room is usually for a limited number of nights. Room rates are usually adjusted to account for inflationary cost increases; therefore, the impact of inflation should be minimal.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets including its investment in real estate and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the hotel property, owned through the Company's investment in Justice Investors, and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

In March 2004, the EITF ratified its consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). On September 30, 2004, the Financial Accounting Standard Board (FASB) issued a final FASB Staff Position, FSP EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. Disclosures required by EITF 03-1 have not been deferred and the Company has adopted those disclosures.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. The Company's other accounting policies are straightforward in their application.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is traded on The National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq-NMS") under the symbol "INTG". It is also listed on the Pacific Exchange, Inc. The following table sets forth the high and low sales prices (adjusted for stock splits) for the Company's common shares for each quarter of the last two fiscal years.

Fiscal 2005	High	Low
First Quarter (7/1 to 9/30)	$ 14.96	$ 11.15
Second Quarter (10/1 to 12/31)	$ 14.31	$ 12.50
Third Quarter (1/1 to 3/31)	$ 15.20	$ 13.41
Fourth Quarter (4/1 to 6/30)	$ 19.10	$ 14.75

Fiscal 2004	High	Low
First Quarter (7/1 to 9/30)	$ 13.23	$ 9.45
Second Quarter (10/1 to 12/31)	$ 12.87	$ 11.40
Third Quarter (1/1 to 3/31)	$ 12.65	$ 10.60
Fourth Quarter (4/1 to 6/30)	$ 13.33	$ 10.50

As of September 12, 2005, there were approximately 560 shareholders of record and more than 1,400 beneficial holders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

MILDRED BOND ROXBOROUGH
Director
Private consultant to the NAACP. Former Director of Development and Special Programs of the National Association for the Advancement of Colored People (NAACP)

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation
Portsmouth Square Inc., and Santa Fe Financial Corporation

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2005 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2005 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038



The
InterGroup
Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049